                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment Number 40)(1)

                       PERSONAL DIAGNOSTICS, INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                    715334108
                                 (CUSIP Number)

                                 JOHN H. MICHAEL
                    1810 24TH STREET, WASHINGTON, D.C. 20008
                                 (201) 483-0063
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 31, 1996
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP Number: 715334108

         1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

                  Name:  John H. Michael
                  Social Security Number:  ###-##-####

         2) Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)                                                        [ ]

                  (b)                                                        [ ]

         3)       SEC Use Only

         4)       Source of Funds (See Instructions):                         PF

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6)       Citizenship or Place of Organization:  U.S. Citizen

         Number of          (7)    Sole Voting Power:  3,396,732*
         Shares Bene-
         ficially           (8)    Shared Voting Power:   - 0 -
         Owned by
         Each               (9)    Sole Dispositive Power:  3,396,732*
         Reporting
         Person With       (10)  Shared Dispositive Power:   - 0 -

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  3,396,732*

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

         13)      Percent of Class Represented by Amount in Row (11):     68.68%

         14)      Type of Reporting Person (See Instructions):                IN



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         * Adjusted to reflect that Mr. Michael only exercised 150,000 shares of Incentive Stock Options ("ISO") out of the 300,000 shares as originally reported in Amendment Number 39 to the Schedule 13D filed on behalf of Mr. Michael on December 9, 1996. These ISO were granted by the Company to Mr. Michael under the 1988 Incentive Stock Option Plan on September 25, 1996 at $0.70 per share.

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock ("Common Stock") and common stock options ("Options") of Personal Diagnostics, Incorporated (the "Issuer").

         This statement is Amendment No. 40 to a Statement of Beneficial Ownership filed by Mr. John H. Michael with respect to the Common Stock and Options of the Issuer. This Amendment No. 40 relates to the purchase of 107,000 shares of the Issuer's Common Stock by Mr. Michael during December 1996 on the open market.

                           Personal Diagnostics, Incorporated
                           3 Entin Road
                           Parsippany, New Jersey  07054

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name:  John H. Michael

         (b)      1810 24th Street, N.W.
                  Washington, D.C. 20008
                  (Home Address)

         (c) John H. Michael is the Chairman of the Board of Directors, Chief Executive Officer, President, Secretary and Treasurer of Personal Diagnostics, Incorporated. He also serves on the Board of Directors of Noxso Corporation.

         (d)      No

         (e)      No

         (f)      U.S. Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock were purchased by Mr. Michael with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Michael's acquisition of the aforementioned securities of the Issuer is for the purpose of investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Table below sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Michael. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of December 1996, at which time there were issued and outstanding 5,014,000 shares of the Issuer's Common Stock, 25,000 Common Stock Purchase Warrants and 190,000 Common Stock Purchase Options.

                                   Aggregate Amount of                Percentage
Title of Class                     Beneficial Ownership               of Class

Common Stock                           3,396,732(1)                   68.68%

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         (1) Adjusted to reflect that Mr. Michael only exercised 150,000 shares of Incentive Stock Options ("ISO") out of the 300,000 shares as originally reported in Amendment Number 39 to the Schedule 13D filed on behalf of Mr. Michael on December 9, 1996. These ISO were granted by the Company to Mr. Michael under the 1988 Incentive Stock Option Plan on September 25, 1996 at $0.70 per share.

         (b) The number of shares as to which Mr. Michael has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

                  (i) Sole Voting Power. Mr. Michael has sole voting power with respect to 3,396,732* shares of Common Stock beneficially owned.

                  (ii) Shared Voting Power. Mr. Michael does not hold any common stock with shared voting power.

                  (iii) Sole Dispositive Power. Mr. Michael has sole power to dispose or to direct the disposition with respect to 3,396,732* shares of Common Stock beneficially owned.

                  (iv) Shared Dispositive Power. Mr. Michael does not share power to dispose or to direct the disposition of shares of Common Stock.

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         * Adjusted to reflect that Mr. Michael only exercised 150,000 shares of Incentive Stock Options ("ISO") out of the 300,000 shares as originally reported in Amendment Number 39 to the Schedule 13D filed on behalf of Mr. Michael on December 9, 1996. These ISO were granted by the Company to Mr. Michael under the 1988 Incentive Stock Option Plan on September 25, 1996 at $0.70 per share.

         (c) Mr. Michael made the following purchases of shares of Common Stock since the filing of Amendment Number 39 to Schedule 13D on December 9, 1996:



Transaction               Number             Transaction               Price per
Date                     of Shares           Type                      Share
----------------         ---------           ------------              -----
December 2, 1996          25,000             Open-market Purchase      $0.85
December 4, 1996          10,000             Open-market Purchase      $0.84
December 5, 1996           4,000             Open-market Purchase      $0.87
December 16, 1996         15,000             Open-market Purchase      $0.94
December 18, 1996         10,000             Open-market Purchase      $0.96
December 19, 1996          5,000             Open-market Purchase      $0.96
December 20, 1996         10,000             Open-market Purchase      $0.87

Transaction               Number             Transaction               Price per
Date                     of Shares           Type                      Share
----------------         ---------           ------------              -----
December 23, 1996        15,000              Open-market Purchase      $0.87
December 30, 1996         2,000              Open-market Purchase      $0.87
December 31, 1996        11,000              Open-market Purchase      $0.90


         (d)      Not applicable.

         (e)      Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         With the exception of the 1991 Purchase Agreement and the 1986 Purchase Agreement, Mr. Michael is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                                  /s/ John H. Michael
                                                  ------------------------------
Dated:     January 8, 1997                        John H. Michael